S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  6-07

             June 26, 2007

SAMEX APPOINTS INVESTOR RELATIONS REPRESENTATIVE

SAMEX has retained Brazen Financial Corp. of North Vancouver, British Columbia, as Consultant to provide investor relations services for the Company pursuant to a Consulting Agreement (the “Agreement”) dated for reference June 22, 2007.  Brazen Financial (the “Consultant”) is a corporation owned and controlled by Mr. Jamie Punt and Ms. Gabriella Poato.  Mr. Jamie Punt is the key employee of the Consultant and will provide the services to SAMEX on its behalf.

During the past 15 years Mr. Punt has provided investor relations and corporate communications for public resource companies including several years with SAMEX (1996 to 1997).  He has also provided administration, management and corporate development services for a private resource company from the resource delineation stage through to mine production and successful product marketing.

As a condition of the Agreement the Consultant will be entitled to receive incentive stock options to purchase 200,000 common shares of SAMEX at a price of $0.85 per share for a term of five (5) year(s) or the expiry of the Agreement or any extension thereof, if earlier.  Such options will be subject to quarterly vesting provisions and certain other conditions.  The Agreement will continue in effect for a period of 18 months commencing on June 22, 2007.  The Consultant will commence on a ¾ time basis, moving to full time during the first 9 months of the Agreement.  The Consultant is entitled to a fee of $7,500 per month (on a ¾ time basis) increasing to $10,000 per month (full time), plus re-imbursement of approved expenses.

The Consultant will assist with general investor relations services for SAMEX, focusing on continued development of the Company’s relationships with brokers, analysts and fund managers, together with such other activities as may be determined by the Company from time to time.  SAMEX is pleased to again have Mr. Punt involved in its investor relations activities, particularly in light of the up-coming drilling at the Company’s copper-gold-moly INCA project in Chile.  Blasting and bulldozer work is nearly complete on the access roads and drill pads being prepared for the phase-one drill program that is expected to begin in early July.

“Jeffrey Dahl”,

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.